Aspire Real Estate Investors, Inc.

1920 Main Street, Suite 150

Irvine, California 92614

November 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Acceleration Request of Aspire Real Estate Investors, Inc.
Registration Statement on Form S-11 (File No. 333-249285)

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on Monday, November 16, 2020, or as soon thereafter as practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by telephoning Daniel M. LeBey at (804) 327-6310.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

ASPIRE REAL ESTATE INVESTORS, INC.

By:	/s/ Wesley Wilson
Name: Wesley Wilson
Title: Executive Vice President, Chief
Financial Officer and Treasurer

cc:	Daniel M. LeBey, Vinson & Elkins L.L.P.
Jay L. Bernstein, Clifford Chance US LLP

[Signature Page to Issuer Acceleration Request]